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As filed with the Securities and Exchange Commission on February 9, 2005
Registration No. 333-118950

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-effective Amendment No. 1
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Superior Essex Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	20-0282396 (I.R.S. employer identification number)

150 Interstate North Parkway
Atlanta, Georgia 30339
(770) 657-6000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Barbara L. Blackford, Esq.
Executive Vice President, General Counsel and Secretary
Superior Essex Inc.
150 Interstate North Parkway
Atlanta, Georgia 30339
(770) 657-6000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:
Jack P. Jackson, Esq.
Proskauer Rose LLP
1585 Broadway
New York, New York 10036-8299
(212) 969-3000

Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement becomes effective as determined by the selling stockholders named in the prospectus contained herein.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

EXPLANATORY NOTE

        This Form S-3 Registration Statement filed by Superior Essex Inc. relates to 2,915,117 shares of the Superior Essex Inc. common stock, $.01 par value, which are currently registered on Superior Essex Inc.'s Registration Statement on Form S-1 (File No. 333-118950 (the "Existing S-1 Registration Statement")). The Existing S-1 Registration Statement is being amended hereby in accordance with Rule 401(c) to take advantage of the eligibility of Superior Essex Inc. to utilize Form S-3.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 9, 2005

PROSPECTUS

2,915,117 Shares

Superior Essex Inc.

Common Stock

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using the "shelf" registration process. It relates to the public offering, which is not being underwritten, of 2,915,117 shares of our common stock that are held by the selling stockholders identified in this prospectus. We issued such shares to these selling stockholders in connection with the plan of reorganization of Superior TeleCom Inc.

        The selling stockholders may sell these shares from time to time in the Nasdaq National Market in regular brokerage transactions, in transactions directly with market makers or in privately negotiated transactions. For additional information on the methods of sale that may be used by the selling stockholders, see the section entitled "Plan of distribution." We will not receive any of the proceeds from the sale of these shares. We will bear the costs relating to the registration of these shares.

        Our common stock is currently listed on the Nasdaq National Market under the trading symbol "SPSX." On February 7, 2005, the last sale price of our common stock was $19.00 per share.

        An investment in our common stock involves risks. See "Risk factors" beginning on page 2.

        The Securities and Exchange Commission, or the Commission, may take the view that, under certain circumstances, the selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the distribution of the shares of our common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, or the Securities Act. Commissions, discounts or concessions received by any such broker-dealer or agent may be deemed to be underwriting commissions under the Securities Act. We and the selling stockholders have agreed to certain indemnification arrangements. See the section entitled "Plan of distribution."

        Neither the Securities and Exchange Commission, nor any state securities commission has passed upon the accuracy or adequacy of this prospectus or the investment merits of the our common stock. Any representation to the contrary is unlawful.

The date of this prospectus is                        , 2005

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any person to provide you with any information or represent anything not contained or incorporated by reference in this prospectus, and, if given or made, any such other information or representation should not be relied upon as having been authorized by us. We are not making an offer to sell our common stock in any jurisdiction where an offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

        Superior Essex Inc. is a publicly held company. Superior Essex Inc.'s principal executive offices are located at 150 Interstate North Parkway, Atlanta, GA 30339, and the telephone number at that address is (770) 657-6000. Superior Essex Inc.'s website is located at http: //www.supsx.com. The information on Superior Essex Inc.'s website is not part of this prospectus.

        In this prospectus, the following terms have the meanings indicated below:

  •
  unless the context otherwise requires, the terms "we," "us" and "our," as well as the term "Superior Essex," refer to (1) Superior Essex Inc. and its subsidiaries on and after November 10, 2003, the effective date of the plan of reorganization of Superior TeleCom Inc. and its subsidiaries, and (2) Superior Essex Inc. and its subsidiaries and Superior TeleCom Inc. and its subsidiaries with respect to financial results for 2003.

  •
  "Superior TeleCom," unless the context otherwise requires, refers to Superior TeleCom Inc. and its subsidiaries and the business carried on by them prior to November 10, 2003.

  •
  "Superior Essex Holding" refers to Superior Essex Holding Corp., a wholly owned subsidiary of Superior Essex Inc. and the sole limited partner of Superior Essex Communications LP.

i

Industry and market data

        Unless otherwise indicated, information contained in this prospectus concerning the wire and cable industry, our general expectations concerning the industry and its segments and our market position and market share within the industry and its segments are principally derived from management estimates. Such estimates are derived from third party sources as well as data from our internal research and on assumptions made by us, based on such data and our knowledge of the industry which we believe to be reasonable. Our internal research has not been verified by any independent source. In addition, some similar information in this prospectus is based on data from various third party sources, including industry publications, government publications, reports by market research firms or other published independent sources. We have not independently verified any of such information and cannot assure you of its accuracy or completeness. While we are not aware of any misstatements regarding any industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the caption "Risk factors" in this prospectus.

ii

Forward looking statements

        This prospectus contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are based on current expectations, estimates and forecasts about us, our future performance, the industries in which we operate and our liquidity. In addition, other written and oral statements that constitute forward-looking statements may be made by us or on our behalf. Such forward-looking statements include statements regarding expected financial results and other planned events, including, but not limited to, anticipated liquidity and capital expenditures. Words such as "anticipate," "assume," "believe," "estimate," "expect," "intend," "plan," "seek," "target," "goal," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual future events or results may differ materially from these statements. These risks and uncertainties include the impact of the following:

  •
  General economic, business and industry conditions;

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  Spending reductions by the telephone industry;

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  Competition, including from other wire and cable manufacturers and other alternative sources and technologies;

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  Increases or decreases in sales due to contract losses or gains as expirations, renewals and rebidding efforts occur;

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  Rapid product and technology development;

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  Market acceptance of new products and continuing product demand;

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  Production and timing of customer orders;

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  The migration of magnet wire demand to China and other countries;

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  Fluctuations in the supply and pricing of copper and other principal raw materials;

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  Our significant level of indebtedness and debt covenant requirements;

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  The potential need for and availability of additional sources of capital and liquidity;

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  Our ability to realize the benefits of our acquisition of assets from Belden Inc. and Nexans Magnet Wire USA Inc. and to identify, finance and integrate other acquisitions;

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  Changes in short-term interest rates and foreign exchange rates;

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  A significant deterioration in our labor relations;

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  The volatility of the market price of our common stock; and

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  Other risks and uncertainties, including those included under the caption "Risk factors."

Forward-looking statements should be considered in light of various important factors, including those set forth elsewhere in this prospectus and our other filings with the Securities and Exchange Commission ("Commission" or "SEC"). Moreover, we caution you not to place undue reliance on these forward-looking statements, which speak only as of the date they were made. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this prospectus and in our other filings with the Commission.

iii

Our Company

        We are one of the largest wire and cable manufacturers in North America based on revenues and enjoy number one market share positions in North America in our core copper communications cable and magnet wire businesses. Based on sales, we are a leading manufacturer and supplier of communications wire and cable products to telephone companies, CATV companies, distributors and systems integrators, and magnet wire and insulation materials to major original equipment manufacturers, or OEMs, and, through our distribution operations, to small OEMs and the motor repair industry. Our magnet wire products are used in industrial, automotive and other motor applications, power transformers and generators, and electrical coils and controls. We manufacture and supply over 30,000 copper, aluminum, fiber optic and composite wire and cable products. In each of our core markets, we believe we offer our customers the largest single source in North America for their respective copper communications cable and magnet wire needs.

        We are one of the leading suppliers of communications cable in North America for telephone local loop applications with a complete offering of copper and fiber optic cable products for our customers. We are the only manufacturer in North America to produce both copper and fiber optic cable products from a single facility and believe this production strategy gives us a cost advantage over certain of our competitors. Through our four production facilities, we are well positioned to efficiently adjust production levels to respond to changing industry conditions.

        In our magnet wire and distribution business, we differentiate ourselves through vertical integration by manufacturing a substantial portion of our own copper rod from copper cathode, and formulating and producing our own enamel coating products. Controlling our own copper and enamel production, we believe, gives us a distinct advantage over certain of our competitors in terms of higher quality, and along with our economies of scale, contributes to our standing as a low-cost producer in our core markets. In addition, we are the only North American magnet wire manufacturer to own a national distribution channel. We believe that our Essex Brownell distribution operations, through which we distribute magnet wire, insulation and a full line of complementary electrical accessory products, provides us with a unique ability, among the major North American magnet wire producers, to serve as a single source supplier to the motor repair and small OEM markets.

        We operate 16 manufacturing facilities in the United States, United Kingdom and Mexico. We generated $1.0 billion of net sales for the nine months ended September 30, 2004 and for the year ended December 31, 2003.

Risk factors

        Investing in our common stock involves substantial risk. You should carefully consider all the information in this prospectus prior to making a decision to participate in the offering. The following risk factors should be considered carefully in addition to the other information contained in this prospectus. This prospectus contains forward looking statements that involve risks and uncertainties. Our actual results could differ materially from those contained in the forward looking statements. Factors that may cause these differences include those discussed below as well as those discussed elsewhere in this prospectus.

Risks Relating to Our Business

Our net sales, net income and growth depend largely on the economies in the geographic markets that we serve.

        Many of our customers use our products as components in their own products, systems or networks or in projects undertaken for their customers. Our ability to sell our products is largely dependent on general economic conditions, including how much our customers and end-users spend on information technology, new construction and building, maintaining or reconfiguring their communications network, industrial manufacturing assets and power transmission and distribution infrastructures. Over the past few years, many companies have significantly reduced their capital equipment and information technology budgets, and construction activity that necessitates the building or modification of communication networks and power transmission and distribution infrastructures has slowed considerably as a result of a weakening of the U.S. and foreign economies. As a result, our net sales and financial results have declined significantly. In the event that these markets do not improve, or if they were to become weaker, we could suffer further decreased sales and net income and we may not be able to service our debt.

The increased use of fiber optic cable in the "local loop" may reduce the market for our products.

        Through our communications cable segment, we are the largest supplier, based on sales, of copper OSP cables used by the RBOCs and other telephone companies in the "local loop" portion of the telecommunications infrastructure. Copper OSP is the communications cable segment's largest product group. However, fiber optic cable, which provides improved bandwidth and transmission speeds as compared to copper cable, has been increasingly deployed in the local exchange network over the past several years. Recently, certain RBOCs have announced plans to significantly increase the use of fiber optic cable further downstream in their networks, in some cases all the way to the premises. While we believe that ultimately the transition from copper toward fiber optic cable will be evolutionary, it is possible that the rate of fiber optic replacement will accelerate significantly, which would decrease the demand for our copper OSP cable. This decrease could result in a significant decline in sales of copper OSP cable, our revenues, net income and liquidity.

Advancing technologies, such as fiber optic and wireless technologies, may make some of our products less competitive.

        Technological developments could have a material adverse effect on our business. For example, a significant decrease in the cost and complexity of installation of fiber optic systems or increase in the cost of copper based systems could make fiber optic systems superior on a price performance basis to copper systems and may have a material adverse effect on our business. The superior technological characteristics of fiber optic cables has caused companies increasingly to deploy it in the local loop. Also, competitive alternatives to traditional telephone service, such as wireless and cable telephony and "voice over Internet Protocol," or VOIP, services, have had a negative impact on the demand for copper OSP wire and cable, and these threats are not expected to diminish and may increase. While we sell some fiber optic cable and components and cable that is used in certain wireless applications, if fiber optic systems or wireless technology were to significantly erode the markets for copper based systems, our sales of fiber optic cable and products for wireless applications may not be sufficient to offset any decrease in sales or profitability of other products that may occur.

Spending reductions by the telephone industry could adversely affect our business.

        Our largest customer segments for the communications cable segment are the RBOCs and independent telephone operating companies. Over 60% of sales of the communications cable segment are attributable to these customers. Beginning in the second half of 2001 and continuing through 2004, the RBOCs and the independent telephone companies substantially reduced their capital expenditure levels as compared to periods prior to 2001, including substantial reductions in purchases of the communications cable products that we supply. The telephone companies are experiencing extreme competitive pressures from CATV companies and other alternative providers of local exchange service, resulting in negative access line growth and loss of subscribers. These market conditions could result in further reductions in the demand for our communications cable products. Further reductions in demand could lead to a substantial decrease in our revenues and liquidity.

        Substantial spending reductions by the RBOCs and independent telephone operating companies contributed to significant revenue declines in the past three-year period ended December 31, 2003 with the most pronounced reductions in revenues occurring in 2002.

Declines in access lines, including a decline in the new start housing market, could adversely affect our business.

        A decrease in access lines to homes and businesses could have a negative impact on our business. Competitive alternatives, such as wireless and cable telephony, digital subscriber lines or "DSL", VOIP services, and cable modems have had a negative impact on the demand for additional access lines. Furthermore, the demand for access lines is impacted by new housing starts. Any negative access line growth resulting from these factors could result in further reductions in the demand for our communications cable products.

Migration of magnet wire demand to China may adversely affect our business.

        Our business may suffer due to the migration of magnet wire demand to China. Our magnet wire and distribution segment's principal product is magnet wire, which is used primarily in motors for industrial, automotive, appliance and other applications. We currently service the North American market, with limited sales elsewhere. Several of our major magnet wire customers are shifting, or have plans to shift, certain levels of product manufacturing to China. We do not currently have production capabilities in China, but are evaluating entering the China market to service the growing demand there, including the requirements of existing customers who are located in, or are relocating production to, China. There can be no assurance that we will be able to establish production facilities or other arrangements in China, or that we will be able to successfully compete in China and/or offset any loss of business resulting from the decline in demand of our products in North America from this shift of customer requirements to China.

Fluctuations in the supply or pricing of copper and other principal raw materials could harm our business.

        Copper is the primary raw material that we use to manufacture our products. There are a limited number of copper suppliers in the United States. If we are unable to maintain good relations with our copper suppliers or if there are any business interruptions at our copper suppliers, we may not have access to a sufficient supply of copper. If we were to suffer the loss of one or more important suppliers of copper, we may not be able to meet customer demand, which could result in the loss of customers and revenues.

        In addition, copper is a commodity and is therefore subject to price volatility. We may not be able to adjust product pricing to properly match the price of copper billed with the copper cost component of the inventory shipped. Any fluctuations in the cost of copper that we cannot effectively manage could cause us to increase prices for our products, which could hinder our ability to sell those products. Copper pricing under our major telephone companies' contracts is generally based on the average copper price for the preceding quarter. To minimize the risk of fluctuations in the price of copper, we forward price copper purchases with our suppliers based on forecasted demand. To the extent forecasted demand differs significantly from actual demand, changes in the price of copper may have a negative impact on our operating profit.

        Beginning in the fourth quarter of 2003 and continuing through 2004, copper prices escalated rapidly, increasing from an average of $0.88 per pound for the month of October 2003 to an average of $1.29 per pound for 2004. Additionally, the daily spot price for copper has fluctuated from a low of $1.06 per pound to a high of $1.54 per pound during 2004. The rapid increase in copper prices can impact profitability in the short term based upon the timing of product price adjustments to match the increased copper costs. While we did not experience a material negative impact from this situation in 2003 or the first and third quarters of 2004, our results in the second quarter of 2004 were negatively impacted due to accelerated orders by some communications cable customers in the first quarter of 2004 in anticipation of future contractual price adjustments related to increased copper costs. There can be no assurance that continued volatility in copper prices will not impact our future profitability.

        In addition, significant increases in the price of copper and the resultant increase in accounts receivable and, to a lesser degree, inventory impacts our working capital requirements. As a result of the increase in copper prices, we have experienced an increase in our working capital financing requirements of $15 million to $25 million.

        The other raw materials we use in the manufacture of our wire and cable products are aluminum, bronze, steel, optical fibers and plastics, such as polyethylene and polyvinyl chloride. The markets for certain of these key raw materials are extremely tight and are forecasted to remain so for the near term. There can be no assurance that we will be able to procure adequate supplies of our essential raw materials to meet our future needs.

Our indebtedness may limit cash flow available to invest in the ongoing needs of our business to generate future cash flow.

        Our outstanding debt, including Superior Essex Holding's series A preferred stock (which is classified as debt for accounting purposes), was $293.2 million as of December 31, 2004. We may also incur additional debt from time to time to finance working capital, acquisitions, capital expenditures and other general corporate purposes. Our indebtedness could have important consequences to holders of our common stock. For example, it could:

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  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, reducing the availability of our cash flow to fund working capital, acquisitions, capital expenditures, research and development efforts and other general corporate purposes;

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  increase the amount of interest expense that we have to pay, because some of our borrowings (approximately $30.8 million as of December 31, 2004) are at variable rates of interest, which, if interest rates increase, could result in higher interest expense;

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  increase our vulnerability to adverse general economic or industry conditions;

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  limit our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate; or

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  place us at a competitive disadvantage compared to some of our competitors that have less debt.

We may be unable to meet our covenant obligations under our senior secured revolving credit facility which could adversely affect our business.

        Our operations are dependent on the availability and cost of working capital financing and may be adversely affected by any shortage or increased cost of such financing. We entered into a senior secured revolving credit facility upon emergence from bankruptcy. The senior secured revolving credit facility contains covenants that we may not be able to meet. If we cannot meet these covenants, events of default would arise, which could result in payment of the applicable indebtedness being accelerated and a cross default to our other indebtedness. In addition, if we require working capital greater than that provided by our senior secured revolving credit facility, we may be required either to (1) seek to increase the availability under the senior secured revolving credit facility, (2) obtain other sources of financing or (3) reduce our operations. There can be no assurance that any amendment of our senior secured revolving credit facility or replacement financing would be available on terms that are favorable or acceptable to us. Moreover, there can be no assurance that we will be able to obtain an acceptable new credit facility upon expiration of our senior secured revolving credit facility or that the terms of any such new credit facility would be acceptable.

We may be unable to raise additional capital to meet capital expenditure needs if our operations do not generate sufficient funds to do so.

        Our business is expected to have continuing capital expenditure needs. While we anticipate that our operations will generate sufficient funds to meet our capital expenditure needs for the foreseeable future, our ability to gain access to additional capital, if needed, cannot be assured, particularly in view of competitive factors and industry conditions. If we are unable to obtain additional capital, or unable to obtain additional capital on favorable terms, our business and financial condition could be adversely affected.

Declining returns in the investment portfolio of our defined benefit plans will require us to increase cash contributions to the plans.

        Funding for the defined benefit pension plans we sponsor is based upon the funded status of the plans and a number of actuarial assumptions, including an expected long-term rate of return on assets and discount rate. On December 1, 2003, we announced that benefit accruals under our defined benefit pension plans for salaried employees and for eligible employees who are not included in a unit of employees covered by a collective bargaining agreement would be frozen as of January 22, 2004. Due to declining returns in the investment portfolio of our defined benefit pension plans in recent years, the defined benefit plans were underfunded as of December 31, 2003 by approximately $35.8 million, based on the actuarial methods and assumptions utilized for purposes of FAS 87 and after giving effect to the planned curtailment of benefits. As a result, we expect to experience an increase in our future cash contributions to our defined benefit pension plans. Our required cash contributions increased to $11.9 million in 2004 from $3.8 million in 2003. In 2005, total cash contributions are expected to be approximately $3.9 million. In the event that actual results differ negatively from the actuarial assumptions, the funded status of our defined benefit plans may change and any such deficiency could result in additional charges to equity and against earnings and increase our required cash contributions.

Our inability to compete with other manufacturers in the wire and cable industry could harm our business.

        The market for wire and cable products is highly competitive. Each of our businesses competes with at least one major competitor. Many of our products are made to industry specifications and, therefore, may be interchangeable with competitors' products. We are subject to competition in many markets on the basis of price, delivery time, customer service and our ability to meet specialty needs. Some of our competitors are significantly larger and have greater resources, financial and otherwise, than we do. There can be no assurance that we will be able to compete successfully with our existing competitors or with new competitors. Failure to compete successfully could result in a significant decrease in sales of our products and our revenues.

If we are unable to retain senior management, our business operations could be adversely affected.

        Our success and future prospects depend on the continued contributions of our senior management. There can be no assurances that we would be able to find qualified replacements for these individuals if their services were no longer available. The loss of services of one or more members of our senior management team, and the process of integrating their replacements, could severely disrupt our operations.

Failure to negotiate extensions of our labor agreements as they expire may result in a disruption of our operations.

        Approximately 20% of our employees are represented by various labor unions, all of which work in our magnet wire and distribution segment. The collective bargaining agreement at our Vincennes, Indiana magnet wire facility, covering approximately 7% of our workers, expired on October 1, 2004. We have signed an extension which provides that the collective bargaining agreement will remain in effect unless either party gives ten days prior notice of its intent to terminate the agreement. Management and union representatives have been negotiating to reach a new collective bargaining agreement. Two proposals were not accepted by the union membership. The parties are continuing to negotiate to reach a mutually acceptable agreement, but there can be no assurance that these negotiations will be successful. Labor agreements covering an additional 9% of our employees expire during 2006. We cannot predict what issues may be raised by the collective bargaining units representing our employees and, if raised, whether negotiations concerning such issues will be successfully concluded. A protracted work stoppage could result in a disruption of our operations which could adversely affect our ability to deliver certain products and our financial results.

We may not be able to realize the benefits of the Belden Asset Acquisition or the Nexans Asset Acquisition or to identify, finance or integrate other acquisitions.

        We cannot assure you that we will be able to realize the benefits of the Belden Asset Acquisition or the Nexans Asset Acquisition. Customers of Belden and Nexans that have agreed to have their contracts assigned to us may not continue to purchase at past or anticipated future levels. In addition to the Belden Asset Acquisition and the Nexans Asset Acquisition, we evaluate possible acquisition opportunities from time to time. We cannot assure you that we will be able to consummate acquisitions in the future on terms acceptable to us, if at all. We cannot assure you that any future acquisitions will be successful or that the anticipated strategic benefits of any future acquisitions will be realized.

We recently emerged from a Chapter 11 bankruptcy reorganization and have a history of losses.

        On March 3, 2003, Superior TeleCom and certain of its U.S. subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. In accordance with the plan of reorganization, on November 10, 2003, the effective date of the plan, we acquired the business formerly conducted by Superior TeleCom and its subsidiaries. Superior TeleCom incurred net losses of approximately $32.5 million in 2001 and $961.3 million in 2002. We adopted fresh-start reporting as of November 10, 2003, and our emergence from Chapter 11 resulted in a new reporting entity. We may continue to incur losses in the future.

Our historical financial information is not comparable to our current financial condition and results of operations.

        As a result of our emergence from bankruptcy, we are operating our business with a new capital structure. We are also subject to the fresh-start reporting prescribed by GAAP and our financial statements for periods subsequent to November 10, 2003 reflect the application of these rules. Accordingly, our financial condition and results of operations will not be comparable to the financial condition and results of operations reflected in the historical financial statements of Superior TeleCom contained in this prospectus, which may make it difficult for you to assess our future prospects based on historical performance.

You are unlikely to be able to seek remedies against Arthur Andersen LLP, Superior TeleCom's former independent auditor.

        The audited consolidated financial statements and schedules of Superior TeleCom as of December 31, 2001 and for the year ended December 31, 2001 incorporated by reference in this prospectus were audited by Arthur Andersen LLP, or Arthur Andersen, independent accountants, whose report thereon is also incorporated by reference in this prospectus. On August 31, 2002, Arthur Andersen ceased practicing before the Commission. Commission rules require us to present our audited financial statements in various Commission filings. We do not expect to receive Arthur Andersen's consent in any filing that we make with the Commission, including this registration statement. Without this consent, it may become more difficult for you to seek remedies against Arthur Andersen. Furthermore, relief in connection with claims, which may be available to investors under the federal securities laws against auditing firms, may not be available as a practical matter against Arthur Andersen. You are unlikely to be able to exercise effective remedies or judgments against Arthur Andersen.

Risks Relating to our Common Stock

We cannot assure you as to the market price for our common stock.

        Our common stock was only recently listed on the Nasdaq National Market under the trading symbol SPSX. The market price of our common stock will be subject to significant fluctuation in response to numerous factors, including variations in our annual or quarterly financial results or those of our competitors, changes by financial analysts in their estimates of our future earnings, conditions in the economy in general or in the wire and cable industry in particular and other factors beyond our control. No assurance can be given as to the market price for our common stock.

Our dividend policies and other restrictions on the payment of dividends may prevent the payment of dividends for the foreseeable future.

        We do not anticipate paying any dividends on our common stock for the foreseeable future. In addition, covenants in our debt instruments restrict our ability to pay cash dividends and may prohibit the payment of dividends and certain other payments. Some institutional investors may only invest in dividend-paying equity securities or may operate under other restrictions that may prohibit or limit their ability to invest in our common stock.

Provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could deter or prevent a change in control.

        Some provisions of our certificate of incorporation and bylaws, as well as Delaware statutes, may have the effect of delaying, deferring or preventing a change in control. These provisions, including those providing for the possible issuance of preferred stock and regulating the nomination of directors, may make it more difficult for other persons, without the approval of our board of directors, to make a tender offer or otherwise acquire substantial amounts of our common stock or to launch other takeover attempts that a stockholder might consider to be in such stockholder's best interest. These provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock.

Use of proceeds

        We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

Selling stockholders

        The shares of common stock registered hereby were distributed to the selling stockholders in exchange for their claims as senior secured debt holders of Superior TeleCom pursuant to the terms of the plan of reorganization and are included herein pursuant to the terms of a registration rights agreement with us.

        The following table sets forth information with respect to the selling stockholders and the shares of common stock beneficially owned by the selling stockholders that may be offered pursuant to this prospectus. The selling stockholders may offer all, some or none of their shares of common stock. Because the selling stockholders may offer all, some or none of their shares of common stock, we cannot estimate the number of shares of common stock that will be held by the selling stockholders after completion of this offering. The percentage of shares of common stock beneficially owned by each selling stockholder is based on 17,021,924 shares of common stock outstanding on December 31, 2004.

Name of Selling Stockholder	Shares Beneficially Owned Prior to the Offering	Percentage of Shares Outstanding	Number of Shares That May Be Offered Pursuant to this Prospectus
Apex (IDM) CDO I, Ltd.(1)	38,070	*	38,070
ELC (Cayman) Ltd.(1)	58,403	*	58,403
ELC (Cayman) Ltd. 1999-II(1)	77,495	*	77,495
ELC (Cayman) Ltd. 1999-III(1)	63,020	*	63,020
ELC (Cayman) Ltd. 2000-I(1)	96,718	*	96,718
ELC (Cayman) Ltd. CDO Series 1999-I(1)	37,719	*	37,719
Greenwater Holdings, Ltd.(2)	2,491,318	14.6	2,491,318
Tryon CLO Ltd. 2000-I(1)	52,374	*	52,374

*
Less than one percent.

(1)
Babson Capital Management, LLC, as Collateral Manager, has sole voting and investment control over the shares held by each of the indicated selling stockholders, who are collectively referred to as the "Babson Funds." The executive officers of Babson Capital Management LLC are Stuart H. Reese, William F. Glavin, Jr. and Stephen L. Kuhn and its board of managers consists of Messrs. Reese and Glavin, Jr., Roger Crandall, Robert Liguori and Kevin McClintock. Each of these individuals disclaims beneficial ownership of the shares of common stock owned by the Babson Funds. The Babson Funds have informed us that they are affiliates of registered broker-dealers, acquired the shares set forth next to their names pursuant to the plan of reorganization in exchange for debt that they acquired in the ordinary course of business and, at the time of their acquisition of such shares, did not have any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of such shares.

(2)
General Electric Capital Corporation has sole voting and investment control over the shares held by Greenwater Holdings, Ltd. Greenwater Holdings, Ltd. has informed us that it is an affiliate of registered broker-dealers, acquired the shares set forth next to its name pursuant to the plan of reorganization in exchange for debt that it acquired in the ordinary course of business and, at the time of its acquisition of such shares, did not have any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of such shares.

        All of the selling stockholders are former creditors of Superior TeleCom and also received shares of series A preferred stock of Superior Essex Holding. Except as set forth above, none of the selling stockholders has held any position or office or has had any material relationship with us within the past three years.

        Information concerning the selling stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. To the extent that a successor to a selling stockholder wishes to sell common stock under this prospectus, we will file a prospectus supplement identifying such successor as a selling stockholder.

Plan of distribution

        Each of the selling stockholders, which term shall include their pledgees, transferees and other successors in interest, is offering the common stock for its own account, and not for our account. We will not receive any of the net proceeds of the offering.

        The selling stockholders may offer our securities for sale in one or more transactions, including:

  •
  block transactions;

  •
  at a fixed price or prices, which may be changed;

  •
  at market prices prevailing at the time of sale;

  •
  at prices related to such prevailing market prices; or

  •
  at prices determined on a negotiated or competitive bid basis.

        The selling stockholders may sell securities directly, through agents designated by them, from time to time, or by such other means as we may specify in any applicable prospectus supplement. Participating agents or broker-dealers in the distribution of any of the securities may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any discount or commission received by any underwriter and any participating agents or broker-dealers, and any profit on the resale of securities purchased by any of them, may be deemed to be underwriting discounts or commissions under the Securities Act.

        The selling stockholders may sell their shares of our common stock through a broker-dealer acting as agent or broker or to a broker-dealer acting as principal. In the latter case, the broker-dealer may then resell such securities to the public at varying prices to be determined by the broker-dealer at the time of resale. Underwriters, dealers and agents may engage in transactions with or perform services for us or our subsidiaries in the ordinary course of their business.

        The selling stockholder may loan or pledge common stock to a broker-dealer and the broker-dealer may effect sales of the pledged common stock pursuant to this prospectus. In connection with the distribution of the common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers. The selling stockholders may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the common stock, which the broker-dealer may resell or otherwise transfer pursuant to this prospectus. In connection with hedging transactions, broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may sell common stock short or otherwise enter into hedging positions with respect to the common stock and deliver the common stock to close out these short positions and hedges.

        To the extent required, the number and amount of the securities to be sold, information relating to any underwriters, the purchase price, the public offering price, if applicable, the name of any underwriter, agent or broker-dealer, and any applicable commissions, discounts or other items constituting compensation to such underwriters, agents or broker-dealers with respect to a particular offering will be set forth in an appropriate supplement to this prospectus.

        If underwriters are used in a sale, securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be stated on the cover of the prospectus supplement. Underwriters, dealers and agents may be entitled, under agreements to be entered into among us and the selling stockholders, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. If any material change is made with respect to this plan of distribution, we will file a post-effective amendment to the registration statement of which this prospectus forms a part.

        Under the securities laws of some states, the securities covered by this prospectus may be sold in those states only through registered or licensed brokers or dealers.

        Certain persons that participate in the distribution of the securities may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including over allotment, stabilizing and short-covering transactions in such securities, and the imposition of penalty bids, in connection with an offering. Any person participating in the distribution of the securities registered under the registration statement that includes this prospectus and any supplement will be subject to applicable provisions of the Securities Exchange Act of 1934 and the applicable SEC rules and regulations, including, among others, Regulation M, which may limit the timing of purchases and sales of any of our securities by any such person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of our securities to engage in market-making activities with respect to our securities. These restrictions may affect the marketability of our securities and the ability of any person or entity to engage in market-making activities with respect to our securities.

        To the extent that a successor to a selling stockholder wishes to sell common stock under this prospectus, we will file a prospectus supplement identifying such successor as a selling stockholder.

        Upon sale under the registration statement that includes this prospectus and any supplement, the securities registered by the registration statement will be freely tradable in the hands of persons other than our affiliates.

        The registration rights agreement obligates us to use our reasonable best efforts to keep the registration statement, of which this prospectus forms a part, continuously current and effective until the third anniversary of the effective date of the registration statement, subject to limited exceptions, or such shorter period that will terminate when all of the common stock covered by the registration statement has been sold or otherwise ceases to be entitled to the benefits of the registration rights agreement.

        We will pay all expenses incident to the offering and sale of the shares included in this prospectus other than any commissions and discounts of underwriters, dealers and agents and any transfer taxes.

        We have agreed to indemnify the selling stockholders and certain related persons against certain liabilities, including liabilities under the Securities Act. In return, the selling stockholders have agreed to indemnify us and certain related persons against certain liabilities, including liabilities under the Securities Act.

Legal matters

        Certain legal matters with regard to the validity of the common stock will be passed upon for us by Proskauer Rose LLP, New York, New York.

Experts

        The consolidated balance sheet of Superior Essex Inc. and subsidiaries as of December 31, 2003 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the period November 11, 2003 (inception) to December 31, 2003 and the consolidated balance sheet of Superior TeleCom Inc. and subsidiaries as of December 31, 2002 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the period January 1, 2003 to November 10, 2003 and the year ended December 31, 2002,and the related financial statement schedule incorporated by reference in this prospectus from our Current Report on Form 8-K dated February 4, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports incorporated by reference herein (which reports express an unqualified opinion and include explanatory paragraphs relating to changes in methods of accounting, application of AICPA Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code," to the consolidated financial statements of Superior Essex Inc., and the application of procedures related to certain disclosures and reclassifications of financial statement amounts related to the 2001 financial statements that were audited by other auditors who have ceased operations) and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The consolidated statements of operations, stockholders' equity (deficit), and cash flows for the year ended December 31, 2001, incorporated by reference in this prospectus, have been audited by Arthur Andersen LLP, independent auditors.

Where you can find more information

        Superior Essex is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission.

        We have filed a registration statement on Form S-3 with the Commission relating to the common stock described in this prospectus. This prospectus is part of the registration statement. You may obtain from the Commission a copy of the registration statement and exhibits that we filed with the Commission when we registered the common stock. The registration statement may contain additional information that may be important to you.

        You may read and copy any document we file at the following Commission public reference room:

      Judiciary Plaza
      450 Fifth Street, N.W.
      Room 1024
      Washington, D.C. 20549

        You may obtain information on the operation of the public reference room in Washington, D.C. by calling the Commission at 1-800-SEC-0330.

        Superior Essex also files information electronically with the Commission. Superior Essex's filings are available from the Commission's website at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically. Superior Essex's filings are also available from its website at http:/ /www.superioressex.com. The information on Superior Essex Inc.'s website is not part of this prospectus.

        We will provide without charge to each person to whom a copy of this prospectus has been delivered, or who makes a written request, a copy of any and all of the documents we have filed or will file with the Commission. Requests should be submitted in writing to us at the above below:

      Superior Essex Inc.
      150 Interstate North Parkway
      Atlanta, GA 30339
      Attention: Hank Pennington

Incorporation of Certain Information by Reference

        The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering is completed:

  1.
  Our Annual Report on Form 10K, as amended, for the year ended December 31, 2003, except for Item 8 which has been updated by our Current Report on Form 8K dated February 4, 2005.

  2.
  Our Quarterly Report on Form 10Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004.

  3.
  Our Current Reports on Form 8K as filed with the Commission on March 22, 2004, June 16, 2004, September 8, 2004 (dated September 7, 2004), November 10, 2004, February 4, 2005 and February 7, 2005.

  4.
  All other reports filed by us pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2003.

  5.
  The description of our common stock contained in our Registration Statement on Form 10, as amended (File No. 000-50514), as filed with the Commission on December 16, 2003.

        Information in any of our Current Reports on Form 8-K furnished under "Results of Operations and Financial Condition" shall not be incorporated by reference into this prospectus or the registration statement of which it forms a part.

        The documents listed above contain important information about us and our finances. Any statement contained in a document incorporated or deemed incorporated herein by reference shall be deemed to be modified or superseded for the purpose of this prospectus to the extent that a statement contained herein or in any subsequently filed document which also is, or it deemed to be, incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        You may request a copy of these filings and any future filings incorporated herein, at no cost, by writing or telephoning Mr. Hank Pennington, at the following address:

      Superior Essex Inc.
      150 Interstate North Parkway
      Atlanta, Georgia 30339
      770 657-6000

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

        The following table sets forth the estimated costs and expenses payable by the registrant in connection with the sale of the common stock being registered.

Amount to be Paid
SEC registration fee	$
Legal fees and expenses
Accounting fees and expenses
Printing and engraving expenses
Miscellaneous

Total	$

Item 15.  Indemnification of Directors and Officers.

        The registrant is a corporation organized under the laws of the State of Delaware.

        Section 145 of the Delaware General Corporation Law (the "DGCL") permits a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action or suit by or in the right of the corporation to procure a judgment in its favor, no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware, or the court in which such action or suit was brought, shall determine upon application that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 provides that, to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

        Pursuant to authority conferred by Delaware law, our certificate of incorporation contain provisions providing that no director shall be liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent that such exemption from liability or limitation thereof is not permitted under Delaware law as then in effect or as it may be amended. This provision is intended to eliminate the risk that a director or member might incur personal liability to the company or its stockholders for breach of the duty of care.

        Our certificate of incorporation and bylaws contain provisions requiring us to indemnify and advance expenses to our directors and officers to the fullest extent permitted by law. Among other things, these provisions generally provide indemnification for our officers and directors against liabilities for judgments in and settlements of lawsuits and other proceedings and for the advancement and payment of fees and expenses reasonably incurred by the director or officer in defense of any such lawsuit or proceeding if the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the registrant, and in certain cases only if the director or officer is not adjudged to be liable to us.

Item 16.  Exhibits

        The exhibits listed below in the "Index to Exhibits" are part of this Registration Statement on Form S-3 and are numbered in accordance with Item 601 of Regulation S-K.

Item 17.  Undertakings

        The undersigned registrant hereby undertakes:

  a.
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the undersigned registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 9th day of February, 2005.

Superior Essex Inc.
By:	/s/ STEPHEN M. CARTER Stephen M. Carter Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities set forth opposite their names and on the date indicated above.

Signature	Title

* Monte R. Haymon	Chairman of the Board
/s/ STEPHEN M. CARTER Stephen M. Carter	Chief Executive Officer (Principal Executive Officer) and Director
* David S. Aldridge	Chief Financial Officer, Executive Vice President and Treasurer (Principal Financial and Accounting Officer)
* Andrew D. Africk	Director
* Denys Gounot	Director
* James F. Guthrie	Director
* Andrew P. Hines	Director
* Perry H. Lewis	Director
*By:	/s/ BARBARA L. BLACKFORD Barbara L. Blackford Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number	Description
23.1*	Consent of Deloitte & Touche LLP.

*
Filed herewith.

QuickLinks

EXPLANATORY NOTE
Table of contents
Industry and market data
Forward looking statements
Our Company
Risk factors
Use of proceeds
Selling stockholders
Plan of distribution
Legal matters
Experts
Where you can find more information
Incorporation of Certain Information by Reference
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
INDEX TO EXHIBITS